Fidelity Southern Corporation

3490 Piedmont Road, Suite 1550

Atlanta, Georgia 30305

June 21, 2012

Michael R. Clampitt

David Lyon

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Fidelity Southern Corporation (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-180963)

Dear Mr. Clampitt & Mr. Lyon,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., New York City time, on Monday, June 25, 2012.

In connection with this request, the Registrant hereby acknowledges that:

1.

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of the Page Intentionally Left Blank]

Very truly yours,

Fidelity Southern Corporation

By:	/s/ Stephen H. Brolly
Name: Stephen H. Brolly Title: Chief Financial Officer

Fidelity Southern Corporation

3490 Piedmont Road, Suite 1550

Atlanta, Georgia 30305

June 21, 2012

Michael R. Clampitt

David Lyon

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Fidelity Southern Corporation (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-180963)

Dear Mr. Clampitt & Mr. Lyon,

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Fidelity Southern Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on June 25, 2012.

Pursuant to Rule 460 under the Act, please be advised the undersigned intends to effect the following approximate distribution of copies of the Preliminary Prospectus to be dated June 25, 2012 (the “Preliminary Prospectus”):

No. of Copies
Institutions	850
Others	100

Total	950

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

SANDLER O’NEILL & PARTNERS, L.P.

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ William D. Hobbs
Authorized Signatory

By: SANDLER O’NEILL & PARTNERS, L.P.

By: Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Christopher S. Hooper
Name: Christopher S. Hooper
Title: An officer of the Corporation

For themselves and as Representatives of the other Underwriters